EXHIBIT 99.4

Rio Tinto

Notice to ASX/LSE

Results of Rio Tinto annual general meetings

2 May 2024

The annual general meetings of Rio Tinto plc and Rio Tinto Limited were held on 4 April 2024 and 2 May 2024 respectively.

Under Rio Tinto's dual listed companies structure established in 1995, decisions on significant matters affecting shareholders of Rio Tinto plc and Rio Tinto Limited in similar ways are taken through a joint electoral procedure. Resolutions 1 to 21, contained in the notices of meeting for each of Rio Tinto plc and Rio Tinto Limited, fall into this category, and the results for these resolutions are set out in Table 1 below. Resolution 22, contained in the notices of meeting for both Rio Tinto plc and Rio Tinto Limited, was proposed as a class rights action, which requires that the resolution was put to Rio Tinto plc and Rio Tinto Limited shareholders voting as separate electorates. The results for resolution 22 are set out in Table 2a and Table 2b below. Resolutions 23 to 26 of the Rio Tinto plc notice of meeting were put to Rio Tinto plc shareholders only, and the results for these resolutions are set out in Table 3 below. Resolutions 23 to 24 of the Rio Tinto Limited notice of meeting were put to Rio Tinto Limited shareholders only, and the results for these resolutions are set out in Table 4 below.

All resolutions were carried.

The results of the Rio Tinto plc polls were certified by the scrutineer, Computershare Investor Services PLC, and the results of the Rio Tinto Limited polls were as reported by the duly appointed returning officer, a representative of Computershare Investor Services Pty Limited. These results are as set out below. Information on the final proxy positions for each company is detailed in Appendix 1, and the votes cast on each resolution as a percentage of the issued capital of each company is set out on our website at www.riotinto.com/invest/shareholder-information/annual-general-meetings.

Table 1

The following joint decision resolutions, which were put to both Rio Tinto plc and Rio Tinto Limited shareholders on a poll at the respective annual general meetings, were duly carried. The results of the polls were as follows:

Resolution		Total Votes Cast	For		Against		Withheld/ Abstained [1]
			Number	%	Number	%	
1.	Receipt of the 2023 Annual Report	1,128,213,299	1,123,422,162	99.58	4,791,137	0.42	4,527,999
2.	Approval of the Remuneration Policy	1,129,258,296	1,098,846,604	97.31	30,411,692	2.69	3,469,190
3.	Approval of the Directors' Remuneration Report: Implementation Report	1,124,779,809	1,094,169,032	97.28	30,610,777	2.72	7,949,109
4.	Approval of the Directors' Remuneration Report	1,124,795,946	1,093,733,131	97.24	31,062,815	2.76	7,933,078
5.	Increase to Non-Executive Directors' Fee Cap	1,131,092,465	1,124,730,991	99.44	6,361,474	0.56	1,634,659
6.	To elect Dean Dalla Valle as a Director	1,131,127,900	1,120,987,942	99.10	10,139,958	0.90	1,610,280
7.	To elect Susan Lloyd-Hurwitz as a Director	1,131,154,140	1,127,820,882	99.71	3,333,258	0.29	1,584,758
8.	To elect Martina Merz as a Director	1,131,144,094	1,130,227,968	99.92	916,126	0.08	1,594,460

Notice to ASX/LSE 2 / 12

Resolution		Total Votes Cast	For		Against		Withheld/ Abstained [1]
			Number	%	Number	%	
9.	To elect Joc O'Rourke as a Director	1,131,093,106	1,124,589,847	99.43	6,503,259	0.57	1,645,792
10.	To re-elect Dominic Barton BBM as a Director	1,128,954,564	1,082,174,825	95.86	46,779,739	4.14	3,785,054
11.	To re-elect Peter Cunningham as a Director	1,128,161,799	1,117,915,237	99.09	10,246,562	0.91	4,577,098
12.	To re-elect Simon Henry as a Director	1,129,870,321	1,102,430,767	97.57	27,439,554	2.43	2,865,712
13.	To re-elect Kaisa Hietala as a Director	1,130,174,005	1,100,576,029	97.38	29,597,976	2.62	2,566,391
14.	To re-elect Sam Laidlaw as a Director	1,130,145,196	1,094,771,341	96.87	35,373,855	3.13	2,593,700
15.	To re-elect Jennifer Nason as a Director	1,131,167,165	1,107,480,263	97.91	23,686,902	2.09	1,573,231
16.	To re-elect Jakob Stausholm as a Director	1,131,168,340	1,116,872,390	98.74	14,295,950	1.26	1,571,596
17.	To re-elect Ngaire Woods CBE as a Director	1,130,131,245	1,100,089,912	97.34	30,041,333	2.66	2,607,651
18.	To re-elect Ben Wyatt as a Director	1,128,105,626	1,107,333,732	98.16	20,771,894	1.84	4,633,267
19.	Re-appointment of auditors	1,130,647,845	1,126,202,605	99.61	4,445,240	0.39	2,092,090
20.	Remuneration of auditors	1,130,502,699	1,129,207,770	99.89	1,294,929	0.11	2,234,038
21.	Authority to make political donations	1,127,217,245	1,115,245,471	98.94	11,971,774	1.06	5,495,912

[1] In calculating the results of the respective polls under the joint electoral procedure, "withheld" votes at Rio Tinto plc's meeting are aggregated with "abstained" votes at Rio Tinto Limited's meeting. For all relevant purposes "withheld" votes and "abstained" votes have the same meaning. They are not included in the calculation of the proportion of votes for and against each resolution.

Resolution 22 was put to Rio Tinto plc and Rio Tinto Limited shareholders voting as separate electorates, and it was carried as a special resolution by both Rio Tinto plc shareholders and Rio Tinto Limited shareholders voting separately:

Table 2a

Voting on resolution 22 by Rio Tinto plc shareholders:

Resolution		Total Votes Cast	For		Against		Withheld
			Number	%	Number	%	
22.	Amendments to Rio Tinto Limited's Constitution - approval of amendments that constitute Class Rights Actions	910,878,089	909,655,545	99.87	1,222,544	0.13	1,938,955

Notice to ASX/LSE 3 / 12

Table 2b

Voting on resolution 22 by Rio Tinto Limited shareholders:

Resolution		Total Votes Cast	For		Against		Abstained
			Number	%	Number	%	
22.	Amendments to Rio Tinto Limited's Constitution - approval of amendments that constitute Class Rights Actions	219,629,731	219,073,245	99.75	556,486	0.25	294,164

Table 3

The following resolutions were put to Rio Tinto plc shareholders only and carried at the Rio Tinto plc meeting held on 4 April 2024. Resolution 23 was carried as an ordinary resolution and Resolutions 24 to 26 as special resolutions. In accordance with the UK Listing Authority's Listing Rule 9.6.2, copies of all the resolutions passed by Rio Tinto plc shareholders, other than ordinary business, have been submitted to the National Storage Mechanism and are available for inspection at National Storage Mechanism | FCA. The results of the polls were as follows:

Resolution		Total Votes Cast	For		Against		Withheld
			Number	%	Number	%	
23.	General authority to allot shares	911,184,492	887,785,537	97.43	23,398,955	2.57	1,633,236
24.	Disapplication of pre-emption rights	910,434,476	902,134,044	99.09	8,300,432	0.91	2,383,252
25.	Authority to purchase Rio Tinto plc shares	911,498,039	725,457,319	79.59	186,040,720	20.41	1,319,689
26.	Notice period for general meetings other than annual general meetings	910,959,705	874,731,354	96.02	36,228,351	3.98	1,858,020

Resolution 25 'Authority to purchase Rio Tinto plc shares' was passed with less than 80% of votes in favour. Shining Prospect (a subsidiary of the Aluminium Corporation of China "Chinalco") voted against resolution 25. Chinalco has not sold any of its shares in Rio Tinto plc and now has a holding of just over 14% given its non-participation in the Company's significant share buyback programmes. This places Chinalco close to the 14.99% holding threshold agreed with the Australian Government at the time of its original investment in Rio Tinto.

Table 4

Resolutions 23 to 24 below were put to Rio Tinto Limited shareholders only. Resolution 23 was carried as a special resolution and resolution 24 was carried as an ordinary resolution. The results of the polls were as follows:

Resolution		Total Votes Cast	For		Against		Abstained
			Number	%	Number	%	
23.	Amendments to Rio Tinto Limited's Constitution - general updates and changes	219,606,721	218,989,136	99.72	617,585	0.28	316,030
24.	Renewal of on-market share buy-back authority	219,654,207	216,259,337	98.45	3,394,870	1.55	268,882

LEI: 213800YOEO5OQ72G2R82
Classification: 3.1. Additional regulated information required to be disclosed under the laws of a Member State

Notice to ASX/LSE 4 / 12 Contacts Please direct all enquiries to media.enquiries@riotinto.com Media Relations, United Kingdom Matthew Klar M +44 7796 630 637 David Outhwaite M +44 7787 597 493 Media Relations, Australia Matt Chambers M +61 433 525 739 Jesse Riseborough M +61 436 653 412 Alyesha Anderson M +61 434 868 118 Michelle Lee M +61 458 609 322 Media Relations, Americas Simon Letendre M +1 514 796 4973 Malika Cherry M +1 418 592 7293 Vanessa Damha M +1 514 715 2152 Investor Relations, United Kingdom David Ovington M +44 7920 010 978 Laura Brooks M +44 7826 942 797 Investor Relations, Australia Tom Gallop M +61 439 353 948 Amar Jambaa M +61 472 865 948 Rio Tinto plc 6 St James’s Square London SW1Y 4AD United Kingdom T +44 20 7781 2000 Registered in England No. 719885 Rio Tinto Limited Level 43, 120 Collins Street Melbourne 3000 Australia T +61 3 9283 3333 Registered in Australia ABN 96 004 458 404 This announcement is authorised for release to the market by Andy Hodges, Rio Tinto’s Group Company Secretary. riotinto.com

Notice to ASX/LSE 5 / 12 Appendix 1 FINAL PROXY POSITION Shareholders are encouraged to look at the voting figures provided in the main part of this announcement, as proxy figures may not be an accurate indication of the voting at the annual general meetings; a proxy is an authority or direction to the proxy holder to vote and not a vote itself. References in this appendix in respect of resolutions 1-21 to an appointment specifying that a proxy abstain on a resolution should, when referring to voting at Rio Tinto plc’s annual general meeting, be taken as references to the appointment specifying that the proxy withhold from voting on a resolution. The proxy position for each company (excluding the proxy votes carried from one meeting to the other meeting by the Special Voting Shares in accordance with the DLC structure) on the resolutions put to both Rio Tinto plc and Rio Tinto Limited shareholders under the joint electoral procedure was as follows: PROXY POSITION FOR RIO TINTO PLC AND RIO TINTO LIMITED ON JOINT DECISIONS Rio Tinto plc Rio Tinto Limited 1. Receipt of the 2023 Annual Report Total number of proxy votes exercisable by all proxies validly appointed: 910,013,057 218,103,781 Total number of proxy votes in respect of which the appointments specified that the proxy: (i) was to vote for the resolution 905,647,298 215,484,957 (ii) was to vote against the resolution 4,152,146 639,082 (iii) was to abstain on the resolution 2,779,192 1,748,401 (iv) may vote at the proxy's discretion 213,613 1,979,742 2. Approval of the Remuneration Policy Total number of proxy votes exercisable by all proxies validly appointed: 909,556,086 219,624,997 Total number of proxy votes in respect of which the appointments specified that the proxy: (i) was to vote for the resolution 883,931,120 212,721,536 (ii) was to vote against the resolution 25,409,869 4,967,163 (iii) was to abstain on the resolution 3,236,204 225,316 (iv) may vote at the proxy's discretion 215,097 1,936,298 3. Approval of the Directors’ Remuneration Report: Implementation Report Total number of proxy votes exercisable by all proxies validly appointed: 905,308,476 219,396,614 Total number of proxy votes in respect of which the appointments specified that the proxy: (i) was to vote for the resolution 879,541,138 212,428,601 (ii) was to vote against the resolution 25,551,827 5,025,931 (iii) was to abstain on the resolution 7,483,595 455,350 (iv) may vote at the proxy's discretion 215,511 1,942,082

Notice to ASX/LSE 6 / 12 PROXY POSITION FOR RIO TINTO PLC AND RIO TINTO LIMITED ON JOINT DECISIONS Rio Tinto plc Rio Tinto Limited 4. Approval of the Directors’ Remuneration Report Total number of proxy votes exercisable by all proxies validly appointed: 905,317,058 219,406,056 Total number of proxy votes in respect of which the appointments specified that the proxy: (i) was to vote for the resolution 879,162,957 212,364,432 (ii) was to vote against the resolution 25,939,366 5,090,613 (iii) was to abstain on the resolution 7,475,103 446,248 (iv) may vote at the proxy's discretion 214,735 1,951,011 5. Increase to Non-Executive Directors’ Fee Cap Total number of proxy votes exercisable by all proxies validly appointed: 911,371,204 219,641,670 Total number of proxy votes in respect of which the appointments specified that the proxy: (i) was to vote for the resolution 906,965,365 215,558,398 (ii) was to vote against the resolution 4,191,071 2,137,028 (iii) was to abstain on the resolution 1,419,622 208,327 (iv) may vote at the proxy's discretion 214,768 1,946,244 6. To elect Dean Dalla Valle as a Director Total number of proxy votes exercisable by all proxies validly appointed: 911,486,056 219,565,145 Total number of proxy votes in respect of which the appointments specified that the proxy: (i) was to vote for the resolution 903,275,774 215,405,246 (ii) was to vote against the resolution 7,991,612 2,147,864 (iii) was to abstain on the resolution 1,303,793 286,319 (iv) may vote at the proxy's discretion 218,670 2,012,035 7. To elect Susan Lloyd-Hurwitz as a Director Total number of proxy votes exercisable by all proxies validly appointed: 911,488,527 219,590,335 Total number of proxy votes in respect of which the appointments specified that the proxy: (i) was to vote for the resolution 908,901,113 216,655,906 (ii) was to vote against the resolution 2,370,010 959,715 (iii) was to abstain on the resolution 1,302,822 260,347 (iv) may vote at the proxy's discretion 217,404 1,974,714

Notice to ASX/LSE 7 / 12 8. To elect Martina Merz as a Director Total number of proxy votes exercisable by all proxies validly appointed: 911,484,659 219,582,736 Total number of proxy votes in respect of which the appointments specified that the proxy: (i) was to vote for the resolution 910,716,119 217,234,562 (ii) was to vote against the resolution 550,127 363,282 (iii) was to abstain on the resolution 1,306,690 267,602 (iv) may vote at the proxy's discretion 218,413 1,984,892 9. To elect Joc O’Rourke as a Director Total number of proxy votes exercisable by all proxies validly appointed: 911,448,618 219,567,789 Total number of proxy votes in respect of which the appointments specified that the proxy: (i) was to vote for the resolution 906,592,103 215,703,573 (ii) was to vote against the resolution 4,636,676 1,866,098 (iii) was to abstain on the resolution 1,341,231 284,393 (iv) may vote at the proxy's discretion 219,839 1,998,118 10. To re-elect Dominic Barton BBM as a Director Total number of proxy votes exercisable by all proxies validly appointed: 909,280,716 219,596,628 Total number of proxy votes in respect of which the appointments specified that the proxy: (i) was to vote for the resolution 868,550,874 211,347,512 (ii) was to vote against the resolution 40,512,108 6,261,473 (iii) was to abstain on the resolution 3,509,129 255,553 (iv) may vote at the proxy's discretion 217,734 1,987,643 11. To re-elect Peter Cunningham as a Director Total number of proxy votes exercisable by all proxies validly appointed: 909,112,438 218,972,866 Total number of proxy votes in respect of which the appointments specified that the proxy: (i) was to vote for the resolution 900,000,747 215,625,812 (ii) was to vote against the resolution 8,895,812 1,347,141 (iii) was to abstain on the resolution 3,677,410 879,316 (iv) may vote at the proxy's discretion 215,879 1,999,913

Notice to ASX/LSE 8 / 12 12. To re-elect Simon Henry as a Director Total number of proxy votes exercisable by all proxies validly appointed: 910,199,014 219,594,812 Total number of proxy votes in respect of which the appointments specified that the proxy: (i) was to vote for the resolution 885,742,953 214,376,246 (ii) was to vote against the resolution 24,238,907 3,200,206 (iii) was to abstain on the resolution 2,590,834 254,506 (iv) may vote at the proxy's discretion 217,154 2,018,360 13. To re-elect Kaisa Hietala as a Director Total number of proxy votes exercisable by all proxies validly appointed: 910,486,564 219,610,946 Total number of proxy votes in respect of which the appointments specified that the proxy: (i) was to vote for the resolution 884,639,627 213,650,032 (ii) was to vote against the resolution 25,627,446 3,967,067 (iii) was to abstain on the resolution 2,304,784 241,235 (iv) may vote at the proxy's discretion 219,491 1,993,847 14. To re-elect Sam Laidlaw as a Director Total number of proxy votes exercisable by all proxies validly appointed: 910,472,574 219,596,122 Total number of proxy votes in respect of which the appointments specified that the proxy: (i) was to vote for the resolution 880,596,869 211,887,980 (ii) was to vote against the resolution 29,658,873 5,710,288 (iii) was to abstain on the resolution 2,317,274 256,059 (iv) may vote at the proxy's discretion 216,832 1,997,854 15. To re-elect Jennifer Nason as a Director Total number of proxy votes exercisable by all proxies validly appointed: 911,476,638 219,614,032 Total number of proxy votes in respect of which the appointments specified that the proxy: (i) was to vote for the resolution 890,328,711 214,856,479 (ii) was to vote against the resolution 20,931,628 2,753,039 (iii) was to abstain on the resolution 1,314,710 238,149 (iv) may vote at the proxy's discretion 216,299 2,004,514

Notice to ASX/LSE 9 / 12 16. To re-elect Jakob Stausholm as a Director Total number of proxy votes exercisable by all proxies validly appointed: 911,460,453 219,630,667 Total number of proxy votes in respect of which the appointments specified that the proxy: (i) was to vote for the resolution 898,549,215 216,032,046 (ii) was to vote against the resolution 12,693,549 1,601,520 (iii) was to abstain on the resolution 1,330,276 220,948 (iv) may vote at the proxy's discretion 217,689 1,997,101 17. To re-elect Ngaire Woods CBE as a Director Total number of proxy votes exercisable by all proxies validly appointed: 910,451,962 219,602,788 Total number of proxy votes in respect of which the appointments specified that the proxy: (i) was to vote for the resolution 884,156,395 213,646,592 (ii) was to vote against the resolution 26,075,351 3,963,930 (iii) was to abstain on the resolution 2,337,886 249,393 (iv) may vote at the proxy's discretion 220,216 1,992,266 18. To re-elect Ben Wyatt as a Director Total number of proxy votes exercisable by all proxies validly appointed: 909,060,203 218,973,819 Total number of proxy votes in respect of which the appointments specified that the proxy: (i) was to vote for the resolution 890,234,078 214,816,708 (ii) was to vote against the resolution 18,610,134 2,161,760 (iii) was to abstain on the resolution 3,729,642 878,362 (iv) may vote at the proxy's discretion 215,991 1,995,351 19. Re-appointment of auditors Total number of proxy votes exercisable by all proxies validly appointed: 910,894,200 219,658,453 Total number of proxy votes in respect of which the appointments specified that the proxy: (i) was to vote for the resolution 906,426,893 217,455,924 (ii) was to vote against the resolution 4,241,168 203,349 (iii) was to abstain on the resolution 1,896,686 193,729 (iv) may vote at the proxy's discretion 226,139 1,999,180

Notice to ASX/LSE 10 / 12 20. Remuneration of auditors Total number of proxy votes exercisable by all proxies validly appointed: 910,805,946 219,610,083 Total number of proxy votes in respect of which the appointments specified that the proxy: (i) was to vote for the resolution 909,705,096 217,202,478 (ii) was to vote against the resolution 883,365 410,162 (iii) was to abstain on the resolution 1,981,742 242,099 (iv) may vote at the proxy's discretion 217,485 1,997,443 21. Authority to make political donations Total number of proxy votes exercisable by all proxies validly appointed: 907,472,595 219,658,685 Total number of proxy votes in respect of which the appointments specified that the proxy: (i) was to vote for the resolution 897,629,090 215,405,333 (ii) was to vote against the resolution 9,627,597 2,314,026 (iii) was to abstain on the resolution 5,298,046 192,839 (iv) may vote at the proxy's discretion 215,908 1,939,326 PROXY POSITION FOR MATTERS DECIDED BY RIO TINTO PLC AND RIO TINTO LIMITED VOTING AS SEPARATE ELCTORATES Rio Tinto plc Rio Tinto Limited 22. Amendments to Rio Tinto Limited’s Constitution - approval of amendments that constitute Class Rights Actions Total number of proxy votes exercisable by all proxies validly appointed: 910,856,055 219,559,931 Total number of proxy votes in respect of which the appointments specified that the proxy: (i) was to vote for the resolution 909,403,957 217,023,690 (ii) was to vote against the resolution 1,222,079 536,094 (iii) was to abstain on the resolution 1,935,835 292,251 (iv) may vote at the proxy's discretion 230,019 2,000,147

Notice to ASX/LSE 11 / 12 PROXY POSITION FOR RIO TINTO PLC ONLY MATTERS - RESOLUTIONS FROM MEETING HELD ON 4 APRIL 2024 Rio Tinto plc 23. General authority to allot shares Total number of proxy votes exercisable by all proxies validly appointed: 911,160,338 Total number of proxy votes in respect of which the appointments specified that the proxy: (i) was to vote for the resolution 887,538,994 (ii) was to vote against the resolution 23,401,311 (iii) was to abstain on the resolution 1,632,236 (iv) may vote at the proxy's discretion 220,033 24. Disapplication of pre-emption rights Total number of proxy votes exercisable by all proxies validly appointed: 910,413,760 Total number of proxy votes in respect of which the appointments specified that the proxy: (i) was to vote for the resolution 901,890,433 (ii) was to vote against the resolution 8,300,377 (iii) was to abstain on the resolution 2,378,814 (iv) may vote at the proxy's discretion 222,950 25. Authority to purchase Rio Tinto plc shares Total number of proxy votes exercisable by all proxies validly appointed: 911,473,885 Total number of proxy votes in respect of which the appointments specified that the proxy: (i) was to vote for the resolution 725,219,244 (ii) was to vote against the resolution 186,037,049 (iii) was to abstain on the resolution 1,318,485 (iv) may vote at the proxy's discretion 217,592 26. Notice period for general meetings other than annual general meetings Total number of proxy votes exercisable by all proxies validly appointed: 910,935,755 Total number of proxy votes in respect of which the appointments specified that the proxy: (i) was to vote for the resolution 874,488,318 (ii) was to vote against the resolution 36,228,290 (iii) was to abstain on the resolution 1,856,816 (iv) may vote at the proxy's discretion 219,147

Notice to ASX/LSE 12 / 12 PROXY POSITION FOR RIO TINTO LIMITED ONLY MATTERS - RESOLUTIONS FROM MEETING HELD ON 2 MAY 2024 Rio Tinto Limited 23. Amendments to Rio Tinto Limited’s Constitution - general updates and changes Total number of proxy votes exercisable by all proxies validly appointed: 219,557,288 Total number of proxy votes in respect of which the appointments specified that the proxy: (i) was to vote for the resolution 216,950,592 (ii) was to vote against the resolution 617,560 (iii) was to abstain on the resolution 293,750 (iv) may vote at the proxy's discretion 1,989,136 24. Renewal of on-market share buy-back authority Total number of proxy votes exercisable by all proxies validly appointed: 219,582,668 Total number of proxy votes in respect of which the appointments specified that the proxy: (i) was to vote for the resolution 214,218,453 (ii) was to vote against the resolution 3,391,708 (iii) was to abstain on the resolution 268,370 (iv) may vote at the proxy's discretion 1,972,507